Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

(in thousands, except ratios)

	Six Months Ended	Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004

Excluding interest on deposits

Income before income taxes (1)	$14,906	$157,739	$362,229	$372,844	$382,231	$334,743
Equity investee income	(280)	(3,633)	(6,983)	(5,647)	(2,068)	(1,168)
Equity investee distributions	1,824	3,914	6,629	4,844	2,234	1,337
Preferred dividends of consolidated subsidiaries	(1,862)	(3,145)	(3,434)	(3,407)	(3,478)	(3,462)
Fixed charges:
Interest expense (2)	9,166	62,958	72,416	63,700	32,712	16,607
Interest within rental expense	6,035	11,913	10,300	9,644	8,439	8,535
Preferred dividends of consolidated subsidiaries	1,862	3,145	3,434	3,407	3,478	3,462
Total fixed charges	$17,063	$78,016	$86,150	$76,751	$44,629	$28,604
Total earnings and fixed charges	$31,651	$232,891	$444,591	$445,385	$423,548	$360,054

Fixed charges, as above	$17,063	$78,016	$86,150	$76,751	$44,629	$28,604
Preferred stock dividends	17,191	3,225	—	—	—	—
Fixed charges including preferred stock dividends	$34,254	$81,241	$86,150	$76,751	$44,629	$28,604

Ratio of earnings to fixed charges and preferred stock dividend requirements	0.92	2.87	5.16	5.80	9.49	12.59

Including interest on deposits

Total earnings and fixed charges, as above	$31,651	$232,891	$444,591	$445,385	$423,548	$360,054
Add: Interest on deposits	35,629	122,990	214,680	159,024	76,045	44,258
Total earnings, fixed charges and interest on deposits	$67,280	$355,881	$659,271	$604,409	$499,593	$404,312

Fixed charges, including preferred stock dividends, as above	$34,254	$81,241	$86,150	$76,751	$44,629	$28,604
Add: Interest on deposits	35,629	122,990	214,680	159,024	76,045	44,258
Total fixed charges including preferred stock dividends and interest on deposits	$69,883	$204,231	$300,830	$235,775	$120,674	$72,862

Ratio of earnings to fixed charges and preferred stock dividend requirements	0.96	1.74	2.19	2.56	4.14	5.55

(1) Prior period amounts have been reclassified to conform to current period presentation.

(2) Includes interest expense on uncertain tax positions.